                                                        OMB APPROVAL
                                                OMB Number:      3235-0145
                                                Expires:  December 31, 1997
                                                Estimated average burden
                                                hours per form . . . . .  14.90


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                    SCHEDULE 13D



                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


HARVEYS CASINO RESORTS
--------------------------------------------------------------------------------
                                   (Name of Issuer)

COMMON STOCK, $0.01 PER VALUE PER SHARE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      417826104
                                   ----------------
                                    (CUSIP Number)

WILLIAM LEDBETTER, P.O. BOX 128, LAKE TAHOE, NV 89449 (702) 588-2411
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                SEPTEMBER 30, 1997
        ----------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No.  417826104                             Page   1    of   1   Pages
           -----------------                          ------    -----


 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William B. Ledbetter

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)/ /

                                                                         (b)/ /


  3     SEC USE ONLY


  4     SOURCE OF FUNDS*
        OO PF


  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /


  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

             7     SOLE VOTING POWER
 NUMBER OF         15,050

   SHARES
             8     SHARED VOTING POWER
BENEFICIALLY       2,924,392

  OWNED BY
             9     SOLE DISPOSITIVE POWER
   EACH            15,050

 REPORTING

  PERSON
             10    SHARED DISPOSITIVE POWER
   WITH            2,924,392

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,939,442

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        / /



  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        29.9

  14    TYPE OF REPORTING PERSON*
        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

This filing relates to the common stock, par value $0.01 per share, of Harveys Casino Resorts (the "Issuer") whose prinicpal executive offices are at U.S. Highway 50 and Stateline Avenue, P.O.Box 128, Lake Tahoe, Nevada 89449.

ITEM 2.  IDENTITY AND BACKGROUND

William B. Ledbetter, P.O. Box 128, Lake Tahoe, Nevada 89449.

Mr. Ledbetter is Vice Chairman of the Board of Directors, Secretary, and a member of the Board of Directors of the Issuer.

During the last five years Mr. Ledbetter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction relative to any Federal or State securities laws.

Mr. Ledbetter is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Ledbetter's direct beneficial ownership of 15,050 shares of the Issuer is in the form of options to purchase 15,000 shares, which options are immediately exercisable and which were awarded pursuant to Mr. Ledbetter's employment contract with the Issuer, and 50 shares which Mr. Ledbetter bought with his personal funds. Mr. Ledbetter owned the options at the time of the Issuer's initial public offering and bought the 50 shares on the first day of trading, February 15, 1994.

In respect to 2,924,392 shares of the Issuer's common stock, Mr. Ledbetter's beneficial ownership derives from his position as co-trustee of the Ledbetter Marital Trust. The Ledbetter Marital Trust derives its ownership by way of bequest from Beverlee Ledbetter. The 2,924,392 shares were transferred from the Estate of Beverlee Ledbetter to the Ledbetter Marital Trust on September 30, 1997. Mr. Ledbetter previously derived beneficial ownership of these shares through his position as co-executor of the Estate of Beverlee Ledbetter, having been appointed co-executor along with Kirk B. Ledbetter and Jessica L. Ledbetter on October 24, 1995. Mrs. Ledbetter, a controlling shareholder of Harveys Casino Resorts and Mr. Ledbetter's wife, died Tuesday September 12, 1995. At the time of her death, Mrs. Ledbetter owned 2,924,392 shares, representing approximately 31.3% of the issued and outstanding shares of Harveys Casino Resorts.

William B. Ledbetter, Jessica L. Ledbetter and Kirk B. Ledbetter are co-trustees of the Ledbetter Marital Trust. The co-trustees have the right to vote the stock held by the trust, subject to such rights and restrictions imposed under the terms of the trust and the applicable state law.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Ledbetter holds his shares in the Issuer solely as an investment. Mr. Ledbetter has no plans or proposals with respect to the shares other than to hold his shares in the Issuer as an investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The aggregate number of shares beneficially owned by Mr. Ledbetter is 2,939,442 or 29.9% of the Issuer's shares outstanding on October 10, 1997. 15,000 shares are owned by way of Mr. Ledbetter's options to acquire such shares. For 15,050 of the shares, Mr. Ledbetter has sole voting power and sole dispositive power. For 2,924,392 of the shares, Mr. Ledbetter has shared voting power and shared dispositive power.

Mr. Ledbetter has not effected any transactions in the Issuer's securities during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Order of the Ninth Judicial District Court of the State of Nevada, in and for the County of Douglas, Approving Eleventh and Final Account and Report of Co-Executors, Petition for Administrative Expenses and for Final Distribution, dated April 18, 1995*

Letters Testamentary dated October 24, 1995.

Order of the Ninth Judicial District Court of the State of Nevada, in and for the County of Douglas, Approving the Petition for Second and Final Account of Co-Executors, Final Distribution of the Estate to Testamentary Trust, Payment of Co-Executor's Fees, and Payment of Attorneys' Fees and Costs, dated September 23, 1997.


*Incorporated herein by reference to the original Schedule 13D filed on July 13, 1995

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


December 15, 1997                              /s/ WILLIAM B. LEDBETTER
-----------------------------                  -------------------------
Date                                           Signature